

June 25, 2012

<u>Via E-Mail</u>
Mr. Nicholas C. Conrad
Chief Financial Officer
The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537

   Re: The Andersons, Inc.
      Form 10-K for the year ended December 31, 2011
      Filed February 27, 2012
      File No. 000-20557

Dear Mr. Conrad:

   We issued comments to you on the above captioned filing on June 4, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 10, 2012.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Effie Simpson at (202) 551-3346 or the undersigned, at (202) 551-3750 if you have any questions.

              Sincerely,

              /s/ Linda Cvrkel

              Linda Cvrkel
              Branch Chief